1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2003.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road
Zoucheng, Shandong Province
People’s Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [   ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [   ] No [X]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited (Registrant)
Date April 30, 2003	By:	/s/ Chen Guangshui

Chen Guangshui, Secretary

YANZHOU COAL <01171> - Results Announcement

Yanzhou Coal Mining Company Limited announced on 11/4/2003:
(stock code: 01171)
Year end date: 31/12/2002
Currency: RMB
Auditors’ Report: Unqualified

	Note	(Audited) Current Period from 1/1/2002 to 31/12/2002 ($ )	(Audited) Last Corresponding Period from 1/1/2001 to 31/12/2001 ($ )

Turnover	:	6,356,372,000	4,876,010,000
Profit / (Loss) from Operations	:	1,866,141,000	1,421,692,000
Finance cost	:	(117,929,000)	(61,519,000)
Share of Profit / (Loss) of Associates	:	N/A	N/A
Share of Profit / (Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit / (Loss) after Tax & MI	:	1,221,999,000	970,945,000
% Change over Last Period	:	+25.9%
EPS / (LPS) – Basic (in dollars)	:	0.43	0.35
– Diluted (in dollars)	:	0.43	0.35
Extraordinary (ETD) Gain / (Loss)	:	N/A	N/A
Profit / (Loss) after ETD Items	:	1,221,999,000	970,945,000
Final Dividend per Share	:	RMB 0.104	RMB 0.100
(Specify if with other options)	:	N/A	N/A

B/C Dates for Final Dividend	:	To Be Announced
Payable Date	:	To Be Announced
B/C Dates for Annual General Meeting	:	To Be Announced
Other Distribution for Current Period	:	N/A

B/C Dates for Other Distribution	:	N/A

Remarks:

Certain figure have been reclassified to conform with the current period

First Quarterly Report for the Year 2003

IMPORTANT

This announcement is made pursuant to the disclosure requirement under Paragraph 2(2) of the Listing Agreement.

The Company’s Board of Directors and the Directors confirm that this Report does not contain any false information, misleading statements or material omissions, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the content.

The Company’s chairman, Mr. Mo Liqi, chief financial officer, Mr. Wu Yuxiang, and chief of the planning and finance department, Mr. Zhang Baocai, confirm that financial statements of the Report are true and complete.

The financial statements in the Report of the Company have not been audited.

Summary of the unaudited results for the first quarter ended 31st March 2003:

•

This first quarterly report for the year 2003 (the “Report”) is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies of China Securities Regulatory Commission.

•

All financial information contained in the Report is prepared in accordance with the PRC Generally Accepted Accounting Principles (“PRC GAAP”). The Company has also provided coal sales price calculated in accordance with the basis reflected in its previous periodical reports as announced overseas. Please refer to the section headed “Brief analysis of general operating performance during the period under review”. Shareholders of the Company and public investors should be aware of investment risks when trading in shares in the Company.

•

During the period under review, revenue from principal operations was RMB2,007.673 million, representing an increase of RMB247.132 million or 14.0% over the same period last year. Realized net profit was RMB259.214 million, representing an increase of RMB4.55 million or 1.8% over the same period last year.

•

Unless otherwise specified, the currency in the Report is denominated in Renminbi.

•

The information in this report is the same as that published by Shanghai Stock Exchange, and this report is published simultaneously in the PRC and overseas.

1.

GENERAL INFORMATION

1.1

General Information

Stock abbreviation	Yanzhou Mei Ye	—	—
Stock abbreviation before change (if applicable)	—	—	—
Stock code	600188	1171	YZC
Listed Stock Exchange	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	The New York Stock Exchange, Inc.

	Secretary of the Board of Directors	Representative of Securities Business
Name	Chen Guangshui	—
Contact address	40 Fushan Road, Zoucheng, Shandong Province, PRC	—

Tel

(86-537)-5382319

Fax

(86-537)-5383311

E-mail: yzc@yanzhoucoal.com.cn

1.2

Financial Information

1.2.1

Major financial statistics and indexes

	At the end of this reporting period (unaudited)	At the end of the last financial year (audited)	Increase/ decrease (%)

Total assets (RMB)	13,325,895,301	12,983,548,363	2.6
Shareholders’ equity (excluding minority interest) (RMB)	9,982,477,397	9,658,573,023	3.4
Net assets per share (RMB)	3.478	3.365	3.4
Net assets per share after adjustment (RMB)	3.423	3.326	2.9

	Reporting period (unaudited)	From the beginning of this year to the end of this reporting period (unaudited)	Increase/ decrease (%) of this reporting period over the same period last year

Net cash flow from operating activities (RMB)	235,041,725	235,041,725	—
Earnings per share (RMB)	0.090	0.090	1.8
Return on net assets (%)	2.60	2.60	-7.8
Return on net assets after deducting extraordinary gain and loss (%)	2.66	2.66	-7.3
Extraordinary gain and loss Amount (RMB)

Non-operating income	22,875

Non-operating expenses	2,230,715

Impact on income tax	541,454

Total	1,666,386

1.2.2

Statement of income

Statement of income and profits appropriation
(For the three months ended 31st March)

Unit: RMB Yuan

Item	2003 The Group (unaudited)	2002 The Group (unaudited and restated)	2003 The Company (unaudited)	2002 The Company (unaudited and restated)

Net revenue from principal operations	2,007,673,447	1,760,361,148	2,007,673,447	1,760,361,148
Less: Cost of principal operations	941,393,989	744,793,510	941,406,089	747,284,066
Sales taxes and surcharges	24,672,746	32,677,576	24,672,746	32,656,812

Profit from principal operations	1,041,606,712	982,890,062	1,041,594,612	980,420,270
Add: Profit from other operations	11,697,538	8,256,443	10,019,061	7,366,103
Less: Operating expenses	375,832,455	364,179,559	374,586,678	362,779,976
Administrative expenses	257,389,695	207,538,880	257,028,304	207,307,936
Financial expenses	16,095,229	10,606,120	16,095,399	10,611,801

Operating Profit	403,986,871	408,821,946	403,903,292	407,086,660
Add: Investment income	—	—	29,332	722,503
Subsidy income	4,495,207	—	4,495,207	—
Non-operating income	22,875	1,584,868	22,875	1,584,868
Less: Non-operating expenses	2,230,715	1,508,833	2,230,715	1,502,520

Total profit	406,274,238	408,897,981	406,219,991	407,891,511
Less: Income taxes	147,033,722	153,577,579	147,006,141	153,227,914
Minority interest	26,666	656,805	—	—

Net profit	259,213,850	254,663,597	259,213,850	254,663,597
Add: Unappropriated profits at the beginning of the year	1,751,708,336	1,197,704,033	1,751,872,206	1,197,704,033

Profit available for appropriation	2,010,922,186	1,452,367,630	2,011,086,056	1,452,367,630
Less: Appropriation to statutory common fund	—	—	—	—
Appropriation to statutory common welfare fund	—	—	—	—

Profits available for appropriation to shareholders	2,010,922,186	1,452,367,630	2,011,086,056	1,452,367,630
Less: Ordinary share dividend payable	—	—	—	—
Unappropriated profits	2,010,922,186	1,452,367,630	2,011,086,056	1,452,367,630

Supplemental information

Item	The Group (first three months of 2003)	The Group (first three months of 2002)	The Company (first three months of 2003)	The Company (first three months of 2002)

Effect on changes in accounting treatment of Wei Jian Fei:

- Decrease in total profit	Not applicable	56,955,582	Not applicable	56,955,582

- Increase in capital reserves	Not applicable	56,955,582	Not applicable	56,955,582

1.3

Number of shareholders as at 31st March, 2003

As at 31st March, 2003, the Company had a total of 64,924 shareholders, of which one was a holder of state legal person shares, 64,788 were holders of A Shares and 135 were holders of H Shares.

2.

MANAGEMENT DISCUSSION AND ANALYSIS

2.1

Brief analysis of general operating performance during the period under review

(1)

Brief analysis of general operating performance

During the period under review, the Company achieved stable growth in operating results through the continuous implementation of the operating strategies of increasing coal output and sales, and stabilizing export volume.

During the period under review, the Company’s net revenue from principal operations was RMB2,007.673 million, representing an increase of RMB247.312 million or 14.0% over that of the same period in 2002. Income from the sales of coal was RMB1,973.906 million, which has increased by RMB250.882 million or 14.6% as compared with that of the same period last year. This was principally due to: (i) increase in sales volume which resulted in an increase in net revenue from principal operations by RMB367.684 million; (ii) decrease of coal price which resulted in a decrease of net revenue from principal operations by RMB116.802 million. Income from the special purpose coal transportation service (the “Railway Assets”) was RMB33.767 million, representing a decrease of RMB3.57 million or 9.6% over the same period in 2002. This was mainly due to a decrease in volume of external transportation, which the customers bear the transportation expenses, over that of the same period in 2002.

During the period under review, the Company’s cost of principal operations was RMB941.394 million, representing an increase of RMB196.6 million or 26.4% over that of the same period in 2002. Cost of coal sold was RMB920.994 million, which has increased by RMB190.313 million or 26.0% as compared with that of the same period last year. This was mainly due to an increase in sales volume and employees’ wages. The unit cost of coal sold was RMB99.75/tonne, representing an increase of RMB3.73/tonne or 3.9% as compared with that of the same period in the previous year. This was mainly due to an increase in employees’ wages. Cost of the services provided by the Railway Assets was RMB20.4 million, representing an increase of RMB6.287 million or 44.5% as compared with that of the same period in the previous year.

The Company’s profit from principal operations increased by RMB58.717 million or 6.0% to RMB1,041.607 million as compared with that of the same period in 2002.

The Company’s net profit increased by RMB4.55 million or 1.8% to RMB259.214 million as compared with that of the same period in 2002.

The Company’s coal production increased by 1.29 million tonnes or 13.6% to 10.78 million tonnes as compared with that of the same period in 2002.

During the period under review, the Company sold 9.23 million tonnes of coal, representing an increase of 1.62 million or 21.3% over that of the same period in 2002. Sales to the domestic market was 5.87 million tonnes, representing an increase of 1.32 million tonnes or 29.0% over that of the same period in 2002. Sales to overseas market was 3.36 million tonnes, representing an increase of 0.3 million or 9.8% over that of the same period in 2002.

During the period under review, the Company’s average coal price was RMB213.78/tonne, representing a decrease of RMB12.65/tonne or 5.6% as compared with that of the same period in 2002. The average domestic coal price was RMB185.24/tonne, representing a decrease of RMB2.61/tonne or 1.4% as compared with that of the same period in 2002. The average export coal price was RMB263.66/tonne, representing a decrease of RMB20.2/tonne or 7.1% as compared with that of the same period in 2002.The decrease in average coal price was principally due to: (i) sales of mixed coal and others with lower selling prices in domestic market increased substantially in the first quarter of 2003; and (ii) the coal export price for the first quarter of 2003 was the contract price determined in 2002. The coal export price in the first quarter of 2003 was lower than that of the same period last year.

The following table sets out the Company’s coal prices during the period under review:

Unit: RMB/tonne

	First quarter of 2003	First quarter of 2002	For the year ended 31st December, 2002

Average sales price	213.78	226.43	225.63
Domestic sales	185.24	187.85	194.78
Export sales	263.66	283.86	269.53

During the period under review, coal transported by the Railway Assets reached 6.49 million tonnes, representing an increase of 0.28 million tonnes or 4.5% as compared with that of the same period last year.

(2)

Coal sales prices calculated in accordance with the basis reflected in its previous periodical reports as announced overseas

As calculated in accordance with the basis reflected in its previous periodical reports as announced overseas, the average coal sales price in the first quarter of 2003 was RMB172.27/tonne, representing a decrease of RMB6.43/tonne or 3.6% over that of the same period last year. Average domestic sales price was RMB164.00/tonne, representing an increase of RMB1.69/tonne or 1.0% over that of the same period last year. Average export price was RMB186.73/tonne, representing a decrease of RMB16.37/tonne or 8.1% over that of the same period last year.

Coal sales prices calculated in accordance with the basis reflected in its previous periodical reports as announced overseas:

Unit: RMB/tonne

	First quarter of 2003	First quarter of 2002	For the year ended 31st December, 2002

Average sales price	172.27	178.70	177.30
Domestic sales	164.00	162.31	165.87
Export sales	186.73	203.10	193.55

(3)

Sales of coal contracts and the sales target in 2003

For 2003, the Company has signed coal contracts and letter of intent for domestic market for 25.26 million tonnes, representing an increase of 4.68 million tonnes or 22.7% as compared with the actual sales volume in domestic market in 2002. The Company has signed coal contracts for 10.8 million tonnes and letters of intent for 14.46 million tonnes for the domestic market. The composite average coal price of the signed sales contracts for domestic market was RMB180.7/tonne (after taxes), representing an increase of RMB 1.9/tonne or 1.1% as compared with the actual average price level in 2002.

The negotiation of long-term export coal contract has not yet been completed. It is expected that there will be a slight decrease in the Company’s export coal price.

The sales volume target of the Company for 2003 is 38 million tonnes, as to 24 million tonnes for domestic market and 14 million tonnes for overseas markets.

2.1.1

Information on principal operations or products which contributed 10% or more to the revenue from principal operations or profit from principal operations.

Industries/products	Net revenue from principal operations (RMB thousand)	Cost of principal operations (RMB thousand)	Gross profit ratio (%)

Coal mining & preparation	1,973,906	920,994	53.34
Including: connected transactions	48,945	22,837	53.34

2.1.2

Seasonal or periodical factors for the Company’s operation:

☐  Applicable

☒  Not applicable

2.1.3

Financial information on results for the reporting period ( major changes in the proportion of the following items which constituted the total profit as compared with 2002 and the reasons thereof: profit from principal operations, profit from other operations, expenses, investment income, subsidy income and net non-operating income and expenses).

			In relation to profit (%)

	Period under review (RMB thousand)	For the financial year ended 31st December, 2002 (RMB thousand)	Period under review	For the financial year ended 31st December, 2002	Increase/ decrease (%)

Profit from principal operations	1,041,607	4,321,275	256.38	282.30	-9.2
Profit from other operations	11,698	30,153	2.88	1.97	46.2
Expenses	649,317	2,831,288	159.82	184.97	-13.6
Investment income	0	3,688	0.00	0.24	-100.0
Subsidy income	4,495	20,157	1.11	1.32	-15.9
Net non-operating income and expenses	-2,208	-13,270	-0.54	-0.87	—

Total profit	406,274	1,530,714	100.00	100.00	0.0

During the period under review, the proportion of the profit from other operations in the total profit of the Company increased from 1.97% to 2.88% as compared with the previous reported period, representing an increase of 46.2%. This was mainly due to an increase in profit from the sales of materials.

During the period under review, there was no investment income.

During the period under review, the proportion of net non-operating income and expenses in the total profit of the Company increased from -0.87% to -0.54% as compared with the previous reported period. This was mainly due to a decrease in non-operating expenses.

2.1.4

Details and explanation on major changes in principal operation and its composition as compared with the previous reported period.

☐  Applicable

☒  Not applicable

2.1.5

Details and explanation on major changes in the profit generating ability (gross profit ratio) of principal operations as compared with the previous reported period.

☐  Applicable

☒  Not applicable

2.2

Major events and their impact and analysis on the solutions

Construction of Jining Sihe coal port

The Company’s Board of Directors held a meeting on 11th April, 2003, at which a resolution has been passed to approve the opening of an inland river route connecting Jining III coal mine to the Jinghang Grand Canal by the construction of the Jining Sihe Coal Port which is adjacent to Jining III coal mine. Details have been set out in domestic Shanghai Security and China Securities, Wen Wei Po and South China Morning Post of Hong Kong on 14th April, 2003.

2.3

Details and reasons for changes in accounting policies, accounting estimations, scope of consolidation and significant accounting errors.

☐  Applicable

☒  Not applicable

2.4

Explanations made by the Board and the Supervisory Committee under the situation that an audit report with non-standard opinion was issued.

☐  Applicable

☒  Not applicable

2.5

Caution and explanations for possible loss or material changes in net profit in the period from the beginning of this year to the end of the next reporting period as compared with the same period in last year.

☐  Applicable

☒  Not applicable

2.6

Subsequent changes on those already disclosed annual business plan or budget of the Company

☐  Applicable

☒  Not applicable

Note:

The full versions of the Company’s balance sheet, income statement and cash-flow statement for the three months ended 31st March, 2003, are published on the website of The Stock Exchange of Hong Kong Limited at http://www.hkex.com.hk and Shanghai Stock Exchange at http://www.sse.com.cn.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Mo Liqi
Chairman of the Board

Zoucheng, PRC, 25th April, 2003